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                             December 14, 2021

       Alex McKean
       Chief Financial Officer
       GTX Corp
       117 W. 9th Street, Suite 1214
       Los Angeles, CA 90015

                                                        Re: GTX Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 000-53046

       Dear Mr. McKean:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 33

   1. Please amend your filing to include management's conclusion on the effectiveness of your disclosures controls
and procedures. Refer to Item 307 of Regulation S-K. We remind you that your amended
filing should include updated Section 302 certifications that are currently dated and
refer to the Form 10-K/A.
       Management's Annual Report on Internal Control Over Financial Reporting, page 34

   2. In future annual filings, please specifically identify the COSO framework, for example -
                                                        the 2013 framework,
used in your evaluation of internal control over financial reporting.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Alex McKean
GTX Corp
December 14, 2021
Page 2

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James,
Senior Advisor, at 202-551-3671 with any questions.



FirstName LastNameAlex McKean                          Sincerely,
Comapany NameGTX Corp
                                                       Division of Corporation
Finance
December 14, 2021 Page 2                               Office of Manufacturing
FirstName LastName